Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hasbro, Inc.:

We consent to the use of our reports dated February 26, 2018 with respect to the consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 31, 2017 and December 25, 2016, and the related consolidated statements of operations, comprehensive earnings, cash flows, and shareholders’ equity and redeemable noncontrolling interests for each of the fiscal years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Hasbro, Inc. incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Providence, Rhode Island

June 13, 2018